Room 4561
July 14, 2005

Mr. Reynolds C. Bish
Chief Executive Officer
Captiva Software Corporation
10145 Pacific Heights Boulevard
San Diego, CA 92121

      Re:	Captiva Software Corporation
            Form 8-K dated April 21, 2005
      File No. 0-22292

Dear Mr. Bish,

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated April 21, 2005
1. We note your use of the term "pro forma operating income," "pro forma net income" and "pro forma earnings per share" in your press release. We further note that the pro forma information you disclose has not been presented in the context of or consistent with Article
11 of Regulation S-X. To avoid investor confusion, revise similar presentations in future filings to use labels and descriptions other than "pro forma" for any non-GAAP measures you provide.
2. The pro forma condensed consolidated statements of operations presented in your press release includes a number of measures, including non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP income from operations, non-GAAP income before taxes and non-GAAP net income for which you do not appear to have provided the disclosures required by Items 10(e)(1)(C) and 10(e)(1)(D) of Regulation S-K. In this regard, please note that each line item, sub-total, total or other item that has been adjusted represents a separate non-GAAP measure for which clear, specific disclosure is required. Additionally, as your adjustments appear to eliminate recurring items, the following additional disclosure appears necessary:

* the manner in which you use the non-GAAP measure to conduct or evaluate its business;
* the economic substance behind your decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which you compensate for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.

For further guidance, refer to Question 8, of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Tell us, in specific detail, how you intend to address these matters in future filings. As part of your response, consider providing us with example disclosure.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Marc D. Thomas at (202) 551-3452 or me at
(202)
551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
??

??

??

??

Reynolds C. Bish
Captiva Software Corporation
July 14, 2005